



82-3226

ThyssenKrupp  DOFASCO

Our product is steel. Our strength is people.

## Press Release

Hamilton, Canada and Duesseldorf, Germany
January 14, 2006

SUPPL

**Dofasco and ThyssenKrupp Announce Increased Offer to C$68.00**
- Offer in connection with previously announced supported all-cash deal -

- Increased offer price of C$68.00 per common share
- Increased break fee of C$215 million
- Offer extended to January 26, 2006
- Dofasco's Board of Directors unanimously recommends acceptance of offer

Dofasco Inc. and ThyssenKrupp AG jointly announced today that ThyssenKrupp has agreed to increase its cash offer to purchase all of the outstanding common shares of Dofasco Inc. from C$63.00 to C$68.00 per common share. In consideration for the increased offer price Dofasco has agreed to amend the existing Support Agreement with ThyssenKrupp and to increase the break fee payable from C$100 million to C$215 million. Under the terms of the Support Agreement the break fee becomes payable to ThyssenKrupp by Dofasco in the event the offer is not completed under certain circumstances.

ThyssenKrupp intends to mail a notice of variation and extension to Dofasco shareholders on Monday, January 16, 2006, and will extend the date of acceptance of its increased offer from January 25 to January 26, 2006, in accordance with applicable securities laws. The Dofasco Board of Directors also intends to mail to Dofasco shareholders on Monday, January 16, 2006, a Directors Circular unanimously recommending to Dofasco shareholders that they accept the ThyssenKrupp offer and reject the Arcelor offer announced December 23, 2005.

Brian MacNeill, Chair of Dofasco's Board of Directors, said: "The ThyssenKrupp offer provides excellent value for Dofasco shareholders and is supported by the strategic value of Dofasco to ThyssenKrupp in accelerating the growth of the combined companies in North America. Dofasco's Board of Directors believes this strong offer is in the best interests of Dofasco shareholders, and we encourage them to tender their shares to the offer."



dlw 1/30

"With this very attractive offer we would like to make it even easier for Dofasco shareholders to tender their shares to us, so that we can pool our strengths with Dofasco and grow together" said Dr. Ekkehard Schulz, Chairman of the Executive Board of ThyssenKrupp.

Shareholders may obtain a copy of the notice of variation and extension (when available) take-over bid circular, directors' circular and other materials at the SEDAR web site at www.sedar.com, from Georgeson Shareholder Communications Canada Inc. at 1-866-439-0616 or from MacKenzie Partners, Inc. at 1-800-322-2885.

About Dofasco:

Established in 1912, Dofasco employs approximately 11,000 people and is Canada's largest flat rolled steel producer. Sales in 2004 amounted to C$4.2 billion. Dofasco is a leading North American steel solutions provider. Product lines include hot rolled, cold rolled, galvanized, Extragal™, Galvalume™, and tinplate flat rolled steels, as well as tubular products, laser-welded blanks and Zyplex™, a proprietary laminate. Dofasco's wide range of steel products is sold to customers in the automotive, construction, energy, manufacturing, pipe and tube, appliance, packaging and steel distribution industries. The company has additional operations in Canada, the United States and Mexico. Dofasco also owns 98.7% of Québec Cartier Mining (QCM). QCM owns and operates the Mont-Wright open mine pit and a pellet plant at Port-Cartier.

About ThyssenKrupp:

Focusing on the key areas of Steel, Capital Goods and Services, the capabilities of ThyssenKrupp are organized in six segments – Steel, Stainless, Automotive, Technologies, Elevator and Services. With sales of €42.1 billion in 2004/2005 and nearly 184,000 employees, the Group occupies mainly top-three positions with its activities worldwide.

ThyssenKrupp Steel concentrates on flat-rolled steel with high value added, tailored to customers' requirements. With sales of around €9.7 billion in fiscal year 2004/2005, approximately 31,500 employees and customers in more than 80 countries, the segment is one of the world's foremost steel producers. In carbon steel flat products it is number 2 in Europe. Products from ThyssenKrupp Steel are used in a wide range of everyday applications, such as car bodies, facades and domestic appliances.

About ThyssenKrupp in Canada:

ThyssenKrupp has a track record of successful operations in Canada. The Group has been operating in the country since 1914. Today, ThyssenKrupp owns directly or indirectly a total of 16 group companies as well as two minority interests and employs more than 4,200 people in the provinces of Alberta, British Columbia, New Brunswick, Newfoundland, Ontario and Québec. Sales amounted to 1 billion euros in fiscal 2004/2005. The activities in Canada focus on the supply of body and chassis components to the North American auto industry, the production and service of elevators and escalators as well as the sale of carbon and stainless steel.

**Forward Looking Statements**

This press release contains "forward-looking statements" that are subject to a number of risks and uncertainties, many of which are beyond ThyssenKrupp and Dofasco's control, that could cause actual results to differ materially from those set forth in, or implied by, such forward-looking statements. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the

date of this press release. Neither ThyssenKrupp nor Dofasco undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. There can be no assurance that any transaction between ThyssenKrupp and Dofasco will occur, or will occur on the timetable contemplated hereby.

**For further information:**

**Media relations:**

**Dofasco Inc.**

Gordon Forstner
Director of Communications
Telephone: +1-905-548-7200 ext. 2200
Fax: +1-905-548-4935
1330 Burlington Street
Hamilton, Ontario, Canada
L8N 3J5

**ThyssenKrupp AG**

Dr. Juergen Claassen
Executive Vice President
Communications and Strategy
August-Thyssen-Straße 1, 40211 Duesseldorf, Germany
Telephone: +49 (211) 824-36007, Fax: +49 (211) 824-36041

More information can also be found on www.thyssenkrupp.com and www.dofasco.ca